December 20, 2024

Gary Gillheeney
Chief Executive Officer
Organogenesis Holdings Inc.
85 Dan Road
Canton, MA 02021

       Re: Organogenesis Holdings Inc.
           Registration Statement on Form S-3
           Filed December 19, 2024
           File No. 333-283934
Dear Gary Gillheeney:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ryan M. Rourke Reed